April 28, 2025

Wayne Willkomm, Ph.D.
Chief Executive Officer
Lifeloc Technologies, Inc.
12441 West 49th Ave., Unit 4
Wheat Ridge, Colorado 80033

       Re: Lifeloc Technologies, Inc.
           Registration Statement on Form S-4
           Filed April 18, 2025
           File No. 333-286647
Dear Wayne Willkomm Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Elisabeth Polizzi Oertle, Esq.